Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Quality Preferred Income Fund 3

811-21242

An annual meeting of shareholders was held in the offices of Nuveen Investments on January 19, 2016 for the above-referenced fund. At this meeting the shareholders were asked to vote to approve an Agreement and Plan of Reorganization
and to elect Board Members.    The Board Members were
elected at this meeting; the meeting was then adjourned to February 19, 2016.


The results of the shareholder votes on January 19 are as follows:

<c> Common shares

To approve an Agreement and
 Plan of Reorganization


   For
                    6,537,207
   Against
                    1,765,039
   Abstain
                       171,098
   Broker Non-Votes
                  12,431,349
      Total
                  20,904,693



Proxy materials are herein incorporated by reference to the SEC filing under Conformed Submission Type N14 8C, accession number 0001193125-15-399032, on December 9, 2015.